Alithya increases and extends its revolving credit facility

Montreal, Canada, Friday, December 22, 2023 - Alithya Group inc. (TSX and NASDAQ: ALYA) (“Alithya” or the “Company”) is pleased to announce that the Company entered into an Amended and Restated Credit Agreement which, among other things, increases its existing revolving credit facility to CAD 140 million and its uncommitted accordion to CAD 50 million.

Quote by Claude Thibault, Chief Financial Officer:

“We are pleased to have increased our credit facility by CAD 50 million, when including the accordion feature. Although this increase in availability is not currently required by Alithya, it provides the Company with adequate access to the capital it requires in order to continue on its accelerated growth path, both organically and through acquisitions. We would like to express our gratitude to the lending syndicate for their commitment and trust towards Alithya and the execution of its business objectives. The closing of the renewal of this facility in this uncertain financial market is a testament to the continued strength and sustainability of Alithya.”

The Company also modified the term of the revolving credit facility which has been extended to April 1, 2026, with the possibility to extend such maturity date in one-year increments. Alithya is excited about securing this strategic partnership with a lending syndicate composed of The Bank of Nova Scotia, as administrative agent and lender, and Fédération des Caisses Desjardins du Québec, Bank of Montreal, and The Toronto-Dominion Bank, as lenders.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of applicable securities laws. Statements in this press release that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the potential future growth of Alithya and its capital requirements represent forward-looking statements.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya

Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement.

With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Information
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com